



EASTMAIN

NEWS RELEASE

Eastmain – Falconbridge JV
New Drilling Underway
Prospective Gold/Base Metal Areas Defined

Trading Symbol: ER – The Toronto Stock Exchange **August 24, 2005**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that drilling is underway at its MegaTEM project located in the Normetal-Detour areas of Ontario and Québec, a joint venture with Falconbridge Limited (formerly Noranda Inc.). This phase will test 12 high-priority MegaTEM targets within the western extension of Abitibi greenstone belt - one of the most prolific mineral districts in the world, and host to a number of gold and base metal producing mines.

The partners delineated 225 isolated MegaTEM anomalies in their 2004 airborne survey. Detailed ground or airborne geophysical follow-up was completed on 46 priority targets. An additional 187 targets have also been identified as being prospective for base metal or gold deposits. Any one of these untested MegaTEM anomalies may be indicative of an orebody below.

Earlier this year the JV partners completed 23 drill holes for a total of 4,730 metres. Twenty-one of 23 drill holes intersected a sulphide source for the airborne anomaly. Down-hole (PEM) geophysical surveys were also completed on a number drill holes. PEM evaluates the possibility of conductive mineralization beyond the actual drill hole.

Three areas of interest have been identified to date; one area is prospective for gold and two display significant base metal potential. Drill hole TOM-102-05-01 intersected a 9.1-metre-thick carbonate-bearing (ankerite) iron formation containing 0.45 g/t gold over 4.0 metres cored length. This hole tested a MegaTEM anomaly adjacent to a regional conductive trend within brecciated and sulphide-bearing felsic volcanic rocks. The geology, ankerite alteration and gold mineralization intersected in TOM-05 make this target horizon highly prospective for gold deposits. A number of well-known gold deposits are associated with ankerite and sulphide-bearing volcanic rocks. This zone merits additional exploration. Other holes intersected zones prospective for gold mineralization which will be further evaluated by Eastmain.

VMS-style (volcanogenic massive sulphide) alteration and geology was identified with MegaTEM targets HUR-03, HUR-06 and HUR-07. Drilling cut iron sulphide mineralization within chlorite-sericite altered felsic volcanic rocks in each of these targets. This cluster of anomalies represents an area with increased potential for VMS-type copper-zinc discovery. An isolated MegaTEM anomaly (STL-03) coinciding with a nickel-copper prospect, located in St. Laurent Township, Ontario was detected from the 2004 survey. Fifty-Five claim units covering this prospect were staked by the JV partners. Previous drilling by Asarco Incorporated intersected a wide zone of nickel-copper sulphide grading 0.47% nickel and 0.36% copper across 24 metres in close proximity to a large magnetic anomaly. Additional work is also warranted on this prospect.

Mr. Dean F. Rogers, P. Geo, Senior Project Geologist, Falconbridge Limited is the qualified person supervising the project. Core samples were analysed at Swastika Laboratories in Northern Ontario.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

NEWS RELEASE

Rusty zones in altered sediments at Opinaca
VTEM Surveys Completed

Trading Symbol: ER – The Toronto Stock Exchange **August 17, 2005**

Eastmain Resources Inc. (TSX:ER) reports that preliminary surface exploration performed by Eastmain at the Azimut-D property option has delineated several rusty zones, two to 10 metres wide, over a length of approximately 300 metres in altered sedimentary rocks containing minor finely disseminated arsenopyrite, pyrite +/- pyrrhotite and trace chalcopyrite. Similar altered sulphide-bearing sediments were discovered earlier at Azimut C (July 21, 2005 release). Altered sediments containing finely disseminated sulphides host Virginia Gold Mines' Roberto Zone discovery located approximately 16 kilometres to the southeast of the Azimut D block.

Airborne magnetic and electromagnetic surveys have now been completed over the Company's Eastmain-Opinaca area properties. Geotech Ltd. of Aurora, Ontario has flown 3,275 line-kilometres of VTEM technology covering the Reservoir, Azimut C, Azimut D and Clearwater properties, located within the James Bay district of Québec. Results are pending.

In addition to flying Geotech's helicopter-borne "Dream Catcher", Eastmain has completed a preliminary geochemical screening of the Azimut C and D blocks. Several thousand B-Horizon soil samples were collected at 100-metre station intervals on 500-metre spaced lines over each property. Samples have been shipped to ALS Chemex Labs in Mississauga, ON. Assays are pending.

Eastmain is also currently performing target definition work on its wholly owned Clearwater, Dyna and Road King projects. Soil sampling, reconnaissance mapping, prospecting and sampling are underway at Dyna and Road King. This work is designed to assess the preliminary economic potential of the claim groups and to outline target areas for further exploration.

Soil sampling, prospecting and trenching to define new gold zones is in progress at Clearwater. Areas to the east and north of the Eau Claire gold deposit were flown using VTEM Dream Catcher technology for a total of 760 line-kilometres. One of these areas, known as Serendipity, hosts a 10-metre thick gold-bearing altered sedimentary zone. Trenching of this target is a priority.

Surface work is being carried out by personnel of Eastmain Resources Inc., J.A. Macleod Exploration Reg'd and Norman McBride Exploration under the supervision of Eddy Canova P. Geo, an independent consultant and qualified person and Dr. Donald J. Robinson, P. Geo and qualified person. This meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.